May 6, 2010

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn:    Craig H. Arakawa

Re:	Samson Oil & Gas Limited
Form 20-F for the fiscal year ended June 30, 2009
Filed December 17, 2009
File No. 001-33578

Dear Mr. Arakawa:

On behalf of Samson Oil & Gas Limited (the “Company”), this letter confirms that the Company has received the comments from the staff (the “Staff”) of the Commission contained in Karl Hiller’s April 29, 2010, letter to the Company’s Chief Financial Officer, Robyn P. Lamont, regarding the above referenced filing (the “Comment Letter”).

As I explained in our telephone conversation yesterday, because the Company is currently engaged in a series of capital raising transactions in Australia and the U.S., it requires additional time to fully and appropriately respond to the comments made by the Staff beyond the 10 business days specified in the Comment Letter.  Accordingly, this is to confirm that, as we discussed, the Company intends to provide a response to the Staff on or before Thursday, May 20, 2010.  If for any reason the Company believes that it needs additional time beyond May 20, we will contact you prior to that date to request a further extension.

Please fee free to contact the undersigned at (303) 892-7484 if you have any questions.

Sincerely,

/s/ S. Lee Terry, Jr. for Davis Graham & Stubbs llp

cc:           Robyn P. Lamont

S. Lee Terry, Jr. . 303 892 7484 . lee.terry@dgslaw.com